UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of March, 2007

Commission File Number 001-33085

RRSat Global Communications Network Ltd.
(Translation of registrant’s name into English)

4 Hagoren Street
Industrial Park, Omer 84965, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRSat Global Communications Network Ltd.

On March 27, 2007, the registrant issued a press release “RRSat Chosen by Soundtrack Channel to Launch Services to Asia on Telstar 10 Satellite”. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit

Exhibit 99.1.	Press release of the registrant, dated March 27, 2007, “RRSat Chosen by Soundtrack Channel to Launch Services to Asia on Telstar 10 Satellite”.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ GIL EFRON —————————————— Gil Efron Chief Financial Officer and Secretary

Date: March 27, 2007

Exhibit Index

Exhibit 99.1.	Press release of the registrant, dated March 27, 2007, “RRSat Chosen by Soundtrack Channel to Launch Services to Asia on Telstar 10 Satellite”.